UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]            No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: September 17, 2009

	By:	/s/ Alexander Y. Torbakhov
	Name:	Alexander Y. Torbakhov
	Title:	General Director

VIMPELCOM SIGNS AGREEMENT TO ENTER LAOS

Moscow and New York (September 16, 2009)—Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) the leading provider of telecommunications services in Russia and the Commonwealth of Independent States (CIS), today announced that it has signed an agreement for the acquisition of a 78% stake in Millicom Lao Co., Ltd., a mobile telecom operator with operations in the Lao PDR, from Millicom Holding B.V. (Netherlands) and Cameroon Holdings B.V. (Netherlands). The remaining 22% of Millicom Lao Co., Ltd. is owned by the Government of the Lao PDR, as represented by the Ministry of Finance.

The purchase price for the acquisition will be approximately US$66mm and is determined based on an enterprise value of Millicom Lao Co., Ltd. of US$102mm.

Boris Nemsic, CEO of VimpelCom, said, “VimpelCom’s entry into Laos is the next logical step in our international expansion strategy. Laos provides a great complement to our existing operations in Vietnam and Cambodia and fits perfectly into our strategy of building a solid Southeast Asian cluster. The growth potential in Laos is attractive, with a population of 6.5 million people and low mobile penetration estimated at around 23%.”

Completion of the acquisition is subject to the satisfaction or waiver of certain conditions, including the receipt of regulatory approvals. Subject to the satisfaction or waiver of such conditions, completion of the acquisition is expected to take place before the end of 2009.

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of mobile, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, Armenia, as well as Vietnam and Cambodia, in territories with a total population of about 340 million. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate, among other things, to the acquisition discussed above, the benefits therefrom, and receipt of regulatory approvals for completion of the acquisition. These statements are based on management’s best assessment of the anticipated closing of the acquisition, the target’s strategic and financial position and on future market conditions and trends. These statements involve risks and uncertainties. This transaction is subject to conditions precedent, and there can be no assurance that such conditions will be satisfied or waived. Additionally, the actual outcome of the acquisition may differ materially from these statements as a result of unforeseen developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties and general economic developments in Laos and the other geographic areas in which the Company operates and other factors. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Alexey Subbotin	Mateo Millett
VimpelCom	FD
Tel: 7-495-974-5888	Tel: 1-617- 897-1533
Investor_Relations@vimpelcom.com	mateo.millett@fdashtonpartners.com